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02053326

SECURI MISSION

SEC FILE NUMBER
8-~~33125~~

8-33132

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED SEP 2 3 2002 WASH. D.C. 164

NAME OF BROKER - DEALER:
J.P. McGowan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan (215) 735-6864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc., as of July 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in affect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
September 5, 2002

J.P. McGOWAN & COMPANY, INC.
Statement of Financial Condition
July 31, 2002

ASSETS

Cash	$	29,804
Securities owned, at market value:		
State and municipal obligations		1,293,269
Nonmarketable securities		3,300
Deposit with clearing broker		50,000
Interest receivable		16,339
Other receivables		20,557
Furniture and equipment at cost of $16,512 less accumulated depreciation of $16,173		339
Cash surrender value officers life insurance		23,773
Total assets	$	1,437,381

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	869,585
Accounts payable and accrued expenses		45,345
Total liabilities		914,930
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares		300
Additional paid-in capital		140,138
Treasury stock - 45 shares, at cost		(35,448)
Retained earnings		417,461
Total stockholder's equity		522,451
Total liabilities and stockholder's equity	$	1,437,381

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Operations
For the Year ended July 31, 2002

REVENUE	
Net gain on firm securities trading	$ 446,743
Interest	40,861
Miscellaneous	1,969
Total revenue	489,573
EXPENSES	
Salaries and other employment costs	297,641
Interest	20,767
Clearing charges	27,170
Occupancy costs and equipment rental	36,800
Office expense	6,142
Telephone	10,437
Quotation fees and research	57,928
Regulatory fees and expenses	3,765
Trade error	19,442
Travel and entertainment	35,914
Professional fees	10,718
Depreciation	113
Taxes, other than income taxes	1,400
Other	3,000
Total expenses	531,237
Loss before income taxes	(41,664)
Recoverable income taxes	(557)
Net loss	$ (41,107)

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year ended July 31, 2002

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 31, 2001	$ 300	$ 140,138	$ (24,355)	$ 458,568	$ 574,651
Repurchase of treasury stock	-	-	(11,093)	-	(11,093)
Net loss	-	-	-	(41,107)	(41,107)
Balance at July 31, 2002	$ 300	$ 140,138	$ (35,448)	$ 417,461	$ 522,451

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended July 31, 2002

Subordinated borrowings at August 1, 2001	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at July 31, 2002	$	-

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Cash Flows
For the Year ended July 31, 2002

Cash flows from operating activities:		
Net loss	$	(41,107)
Adjustments to reconcile net loss to net cash expended in operating activities:		
Depreciation		113
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(147,566)
Interest and other receivable		(18,863)
Cash surrender value of officer's life insurance		(3,835)
Increase (decrease) in liabilities:		
Payable to clearing broker		214,399
Accounts payable and accrued expenses		(26,813)
Income taxes payable		(557)
Net cash expended in operating activities		(24,229)
Cash flows from financing activities:		
Repurchase of treasury stock		(11,093)
Net cash expended in financing activities		(11,093)
Net decrease in cash		(35,322)
Cash at beginning of year		65,126
Cash at end of year	$	29,804
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid (earned), net	$	20,767
Income taxes paid	$	557

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and NASD Regulation, Inc., principally engaging in Pennsylvania municipal obligations. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 3). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed bases.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2002, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $45,345 and $404,037, respectively, and its net capital ratio was .11 to 1. "Net Capital" exceeded minimum capital requirements by $304,037 at that date.

5. PAYABLE TO CLEARING BROKER

Pursuant to the clearing agreement with Pershing (See Note 3), the Company can borrow from Pershing up to 75% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due Pershing at brokers call rate plus call rate plus ½% (3.018%) at July 31, 2002. Interest expense was $20,767 for the year ended July 31, 2002.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office space under a non-cancelable lease that expires December 31, 2003. The future minimum lease payments are: 2003 - $16,500. Rent expense totaled $36,800 for the year ended July 31, 2002. The Company's sole stockholder is a partner in the partnership that leases the office space to the Company. The Company has a verbal agreement with the partnership to reduce its rent by $700 per month effective April, 2002.

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at July 31, 2002 had no material effect on the financial condition of the Company.

On July 17, 2002 a NASD Dispute Resolution, Inc. arbitrator awarded $19,442 in damages against the Company relating to a prior trade with another broker dealer. The Company has recorded the $19,442 adverse award as a liability in the financial statements. The Company is exploring an appeal of this adverse award.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2002.

8. INCOME TAXES

For federal income tax purposes the Company has elected to carryback the net operating loss for the year ended July 31, 2002. The Company is able to recover approximately $557 in federal income taxes paid in the last five fiscal years. The Company has available a remaining net operating loss carryforward of approximately $58,000 which expires in 2022.

For state income tax purposes the Company has made no provision for income taxes due to the excludability of certain Pennsylvania municipal bond profits.

In accordance with FASB Statement No. 109, Accounting for Income Taxes, the Company has a future tax benefit of its current net operating loss. The potential federal tax benefit if the net operating loss is fully utilized would be approximately $8,700. The Company has determined to provide for a full valuation allowance for the future tax benefit due to the predictability of future profits.

Schedule I

J.P. McGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	522,451
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		522,451
Deductions and/or charges:		
Non-allowable assets:		
Nonmarketable securities		3,300
Fixed assets		339
Other receivables		20,557
Total non-allowable assets		24,196
Net Capital before haircuts on securities positions		
Trading and investment securities:		
State and municipal obligations		77,046
Undue concentration		17,172
Total haircuts		94,218
Net Capital	$	404,037

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	45,345
Total aggregate indebtedness	$	45,345
Percentage of aggregate indebtedness to Net Capital		11%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

J.P. MCGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6-2/3% of $45,345)	$	3,023
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	304,037
Excess Net Capital at 1000%	$	399,503

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2002 is primarily due to:

Net Capital per unaudited FOCUS filing on July 31, 2002	$	380,264
Decrease in net loss		4,279
Decrease in nonallowable assets		19,494
Net Capital per above	$	404,037

J.P. MCGOWAN & COMPANY, INC.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J. P. McGowan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J.P. McGowan & Company, Inc. (the Company) for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
September 5, 2002

J. P. MCGOWAN & COMPANY, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

July 31, 2002

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